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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12-b-25

                         Commission File Number 0-13615

                   NOTIFICATION OF LATE FILING OF FORM 10-KSB

For the Period Ended:         September 30, 1996

                         Part I. Registrant Information

                                  CELLCOM CORP.
                            (Full name of registrant)

                520 South Fourth Street, Las Vegas, Nevada 89101
                     (Address of Principal executive office)

                        Part II. Rule 12b-25 (a) and (b)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort and expense;

[X] (b) The subject annual report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period:

         As a consequence of changes requested by reviewing parties, the registrant has been delayed in completing its Form 10-KSB and is filing such Form a few days late.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  David A. Obal                          (702) 896-8898
                      Name                                (Telephone #)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  CELLCOM CORP.
                  (Name of registrant as specified in charter)

has caused the notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 31, 1996                     By: /s/ David A. Obal
                                                 -----------------
                                             Title:  Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).